

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

<u>Via E-mail</u>
Lawrence W. Stranghoener
Executive Vice President and Chief Financial Officer
The Mosaic Company
3033 Campus Drive Suite E490
Plymouth, MN 55441

      Re: The Mosaic Company
             Form 10-K for Fiscal Year Ended May 31, 2013
             Filed July 17, 2013
             File No. 001-32327

Dear Mr. Stranghoener:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Lyn Shenk

                                 Lyn Shenk
                                 Branch Chief